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[DRS TECHNOLOGIES LOGO]                               DRS Technologies, Inc.
                                                      Corporate Headquarters
NEWS RELEASE                                          5 Sylvan Way
                                                      Parsippany, NJ 07054
For information contact:
Patricia M. Williamson                                973.898.1500
DRS Technologies, Inc.
(973) 898-1500                                        #62 FY03

FOR IMMEDIATE RELEASE
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Tuesday, November 26, 2002

              DRS TECHNOLOGIES COMPLETES TENDER OFFER FOR PARAVANT
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     PARSIPPANY, N.J., November 26 -- DRS Technologies, Inc. (NYSE: DRS)
announced today that Prince Merger Corporation, a wholly-owned subsidiary of DRS, completed its cash tender offer for all of the outstanding shares of common stock of Paravant Inc.(Nasdaq: PVAT). The offer, priced at $4.75 per share net to the seller in cash, expired at 12:00 midnight, New York City time, on Monday, November 25, 2002.

     According to preliminary information received from Mellon Investor Services, LLC, the depositary for the tender offer, DRS was advised that Paravant shareholders had validly tendered and not withdrawn 15,534,449 shares of Paravant common stock during the tender offer, representing approximately
85.8 percent of Paravant's total issued and outstanding common stock. All shares validly tendered and not withdrawn prior to the expiration date of the offer have been accepted for payment by DRS, through Prince Merger Corporation, according to the terms of the offer.

     The tender offer will be followed by a merger of Prince Merger Corporation with and into Paravant. Pursuant to this merger, those Paravant shareholders who did not tender their shares in the tender offer will have their shares converted into the right to receive $4.75 per share net in cash to each shareholder upon due presentation of certificates representing their shares to Mellon Investor Services, LLC. These shareholders will receive information in the mail on how to receive payment for their shares.

     "The acquisition of Paravant is highly compatible with our goals to expand our core tactical systems business base and increase our presence in U.S. Air Force and high-end signal intelligence programs supporting government agencies," said Mark S. Newman, DRS Technologies' chairman, president and chief executive officer. "With captured positions on large battlefield digitization programs, including the U.S. Army's Force 21 Battlefield Command Brigade and Below
(FBCB2) and the United Kingdom's Bowman program, Paravant brings to DRS a strong base of rugged computer systems business to supplement our existing efforts in domestic and international market penetration. With Paravant, DRS is uniquely positioned to capitalize on the growth



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opportunities  associated  with expanded  military  procurement  funds and these large-scale programs supporting long-term military upgrades."

     Paravant is a leading designer and manufacturer of highly engineered, technically advanced, defense electronics for U.S. and allied international military and intelligence agency applications. Headquartered in Morristown, New Jersey, it manufactures rugged computer systems and communications interfaces serving military Command, Control, Communications, Computer, Intelligence and Surveillance (C4ISR) initiatives. Paravant also produces high-speed processing equipment for the intelligence community and offers modernization design and installation services for select rotary- and fixed-wing military aircraft. Products include hand-held devices, laptop computers and vehicle-mounted systems supporting man-portable and fighting vehicle applications. Paravant specializes in interfaces that allow computers to operate across a broad spectrum of battlefield tactical communications networks. It also provides flight control systems, night vision-compatible control panels and other avionics systems, as well as high-speed processing, routing, data processing and recording equipment for data collection serving intelligence applications.

     Bear, Stearns & Co. Inc. served as financial advisor to DRS on the acquisition.

     DRS Technologies provides leading edge products and services to government and commercial customers worldwide. Focused on defense electronics, the company develops and manufactures a broad range of mission critical systems and components in the areas of communications, combat systems, rugged computers, electro-optics, power conversion, data storage, digital imaging, flight safety and space.

     For more information about DRS Technologies, please visit the company's web site at www.drs.com.

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